SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 000-16977

Stolt-Nielsen S.A.

(Translation of registrant’s name into English)

c/o Stolt-Nielsen Limited

Aldwych House

71-91 Aldwych

London WC2B 4HN

ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In accordance with General Instruction B, item (iii), attached herewith are the following materials regarding the Annual General Meeting for Stolt-Nielsen S.A., a Luxembourg company (the “Company”), to be held on May 15, 2008:

1.                                      Chairman’s letter, dated April 8, 2008, advising shareholders of the Annual General Meeting;

2.                                      Notice of the Annual General Meeting, dated April 8, 2008, with (i) biographies of Director nominees, (ii) unconsolidated financial statements of the Company (including Statutory Auditors’ Report and Directors’ Report) and (iii) a Report of the Board of Directors of the Company with respect to the Continuation of Authorized Capital/Suppression of Shareholders’ Preemptive Rights, forming a part thereof;

3.                                      Annual Report to Shareholders for 2007, including Consolidated Financial Statements of the Company and the Report of Independent Registered Public Accounting Firm relating thereto;

4.                                      Transmittal letter, dated April 8, 2008, of the Registrar (DnB NOR Bank ASA) regarding the Annual General Meeting of the Company; and

5.                                      Blank form of Proxy Card.

The above materials were mailed on April 15, 2008 by DnB NOR Bank ASA to all holders of record of Common Shares of the Company as of March 25, 2008.

The above materials shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company’s Registration Statements on Form S-8 (No. 033-28473, No. 333-06958, No. 333-11178 and No. 333-121315) and to be a part of such prospectuses from the date of the filing thereof.

The above materials contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions. The forward-looking statements reflect the Company’s current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company’s forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in political conditions in countries in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products the Company transports, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that the Company transports; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company’s older ships and building or purchasing new ships; uncertainties inherent in operating internationally; fluctuations in currency exchange rates; the outcome of legal proceedings; the Company’s relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges, adverse weather and other natural conditions facing the Company’s aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company’s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management’s assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOLT-NIELSEN S.A.

Date: April 16, 2008	By:	/s/ Alan B. Winsor
Name: Alan B. Winsor
Title: Attorney-in-Fact